Exhibit 99.1

Letter to Shareholders

Highlights:

●	Ateria has launched Juvia™ containing breakthrough natural ingredient ERME™ in Australia

●	New clinical study is underway with the NHS in Swansea, Wales in people diagnosed with IBS due to malfermentation of carbohydrates in the gut.

Melbourne, Australia, July 11, 2023

Dear Immuron Limited Shareholders (ASX: IMC; NASDAQ: IMRN),

Immuron is pleased to announce that Ateria Health Australia Pty Ltd, a subsidiary of Ateria Health Limited (“Ateria”), has launched Juvia™ in Australia.

Immuron completed settlement of a strategic investment in Ateria on 16 November 2022 (17.5% shareholding). Ateria is a UK based biotech company that develops and distributes supplements for overall health, including products that strengthen the gut microbiome.

In response to shareholder requests for an update on Ateria activities, the Company is sharing the pertinent parts of an update recently provided to Ateria shareholders by Ateria’s CEO, Neil Wickers:

“Our first brand Juvia™ launched in the UK last year targeting people who suffer from irritable bowel syndrome (IBS). It contains our breakthrough patent pending natural ingredient ERME™. We are selling direct to consumer via our website www.juvia.me. The consumer response has been phenomenal, and we have received 100’s of life changing testimonials. On our page (https://au.trustpilot.com/review/juvia.me) of the independent review site Trustpilot, we are rated “excellent” and the leading UK lifestyle magazine has awarded us their reader recommended accreditation. We are seeing sales in the UK grow month-on-month and we are pleased with the momentum. We continually refine our digital marketing strategy, and we now have a much deeper understanding of how to identify, attract and convert target customers.

Juvia™ Australia

We are excited to announce we are launching in Australia this week. Our Australian website www.juvia.me is now live and we are fulfilling orders with free standard shipping from our logistics partner in Melbourne. Given that we have a loyal following in Australia with many ordering via our UK site we expect sales to inform our Australian launch. We will be supporting launch with Google advertising, social media advertising on Facebook, Instagram and TikTok and PR in local and national media.

New Clinical Study Underway

We now have 14 studies on ERME™ in humans, horses, dogs and birds all showing consistent results. We have shown that ERME™ improves the diversity of the microbiome (improving its capability and resilience), increases good bacteria (particularly those that produce butyrate, which is important for the cells of the gut wall, as well as those that have an anti-inflammatory response), reduces toxins and improves symptoms of IBS.

Our latest study is with the NHS in Swansea, Wales, and will look at people diagnosed with IBS due to malfermentation of carbohydrates in the gut. The first patients have been recruited and results should be available later this year.

We are also in the planning stages for an observational study in Melbourne later this year with Dr Harry Frydenberg, one of Australia’s leading gastric surgeons, as Principal Investigator.”

Immuron continues to develop plans for launch of Travelan® in UK / Europe including regulatory pathways, options for label claims, import requirements, distribution requirements and supply chain planning. Ateria is launching Juvia™ in Australia direct to consumer under the Australia New Zealand Food Standards Code. Immuron is assisting Ateria with evaluating the requirements for including Juvia™ in the Australian Register of Therapeutic Goods as a complementary medicine. This is a precursor for launch of Juvia™ in the pharmacy sales channel.

Thank you for your support.

Steven Lydeamore

Chief Executive Officer

This release has been authorised by the directors of Immuron Limited.

Contact Information:

Steven Lydeamore

Chief Executive Officer

Ph: +61 (0)3 9824 5254

info@immuron.com

https://www.immuron.com.au/form/contact-us/

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

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